UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

FAIR ISAAC CORPORATION

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

1.5% SENIOR CONVERTIBLE NOTES DUE AUGUST 15, 2023
(Title of Class of Securities)

303250 AA 2 and 303250 AB 0
(CUSIP Numbers of Class of Securities)

Andrea M. Fike
Vice President, General Counsel and Secretary
Fair Isaac Corporation
901 Marquette Avenue, Suite 3200
Minneapolis, Minnesota 55402
(612) 758-5260
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

Copies to:
John A. Fore, Esq.
Kathleen D. Rothman, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee
Not Applicable	Not Applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable

	Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2

      Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing relates solely to a preliminary communication made before the commencement of an anticipated exchange offer by Fair Isaac Corporation (the “Company”). The following press release was issued by the Company on February 22, 2005:

Fair Isaac Announces Plan for Exchange Offer for its 1.5% Senior Convertible Notes Due August 15, 2023

MINNEAPOLIS — February 22, 2005 — Fair Isaac Corporation (NYSE:FIC), the leading provider of analytics and decision technology, today announced that it plans to commence an exchange offer on or prior to February 25, 2005 for all of its outstanding 1.5% Senior Convertible Notes due August 15, 2023 (the “Senior Notes”). Fair Isaac will offer to exchange (the “exchange offer”) $1,000 principal amount of its new 1.5% Senior Convertible Notes Due August 15, 2023, Series B (the “New Notes”) for each $1,000 principal amount of its Senior Notes.

The New Notes will be substantially the same as the Senior Notes except that the New Notes will be convertible into cash or, at Fair Isaac’s election, a combination of cash and shares of its common stock, subject to certain conditions, while the Senior Notes are convertible solely into Fair Isaac’s common stock. In addition, the New Notes will provide for a make whole premium payable in certain circumstance upon conversions occurring as a result of a change of control, while the Senior Notes do not provide for such a premium. The change to cash settlement of conversions will facilitate Fair Isaac’s use of the treasury stock method of accounting for the shares issuable upon conversion of the New Notes. As of February 8, $400 million aggregate principal amount of the Senior Notes was outstanding.

The terms and conditions of the exchange offer will appear in Fair Isaac’s offering memorandum and the related letter of transmittal. Copies of these and other documents will be mailed to all holders of the Senior Notes. Subject to applicable law, Fair Isaac may, in its sole discretion, waive any condition applicable to the exchange offer or extend or terminate or otherwise amend the exchange offer. The consummation of the exchange offer will be subject to certain conditions, which will be more fully described in the offering memorandum for the exchange offer.

This news release shall not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities. The exchange offer may be made only pursuant to the terms of an offering memorandum, letter of transmittal and related exchange offer materials. A Schedule TO, including the offering memorandum and letter of transmittal, describing the exchange offer will be filed with the Securities and Exchange Commission upon the commencement of the exchange offer. Holders of the Senior Notes are encouraged to read the Schedule TO and its exhibits carefully before making any decision with respect to the exchange offer because it will contain important information. Upon filing, the Schedule TO, offering memorandum, letter of transmittal and other related exchange offer documents will be available free of charge at the website of the Securities and Exchange Commission — www.sec.gov. In addition, the company will provide copies of the Schedule TO and related documents upon request free of charge to holders of its Senior Notes.

About Fair Isaac

Fair Isaac Corporation (NYSE:FIC) is the preeminent provider of creative analytics that unlock value for people, businesses and industries. The company’s predictive modeling, decision analysis, intelligence management, decision management systems and consulting services power billions of mission-critical customer decisions a year. Founded in 1956, Fair Isaac helps thousands of companies in over 60 countries acquire customers more efficiently, increase customer value, reduce fraud and credit losses, lower operating expenses and enter new markets more profitably. Most leading banks and credit card issuers rely on Fair Isaac solutions, as do insurers, retailers, telecommunications providers, healthcare organizations and government agencies. Through the www.myFICO.com Web site, consumers use the company’s FICO® scores, the standard measure of credit risk, to manage their financial health. For more information, visit www.fairisaac.com.

Statement Concerning Forward-Looking Information

Except for historical information contained herein, the statements contained in this news release that relate to Fair Isaac or its business are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the risk that the company refrains from making the exchange offer or abandons it after its commencement, the company’s ability to recruit and retain key technical and managerial personnel, the maintenance of its existing relationships and ability to create new relationships with customers and key alliance partners, its ability to continue to develop new and enhanced products and services, competition, regulatory changes applicable to the use of consumer credit and other data, the possibility that the anticipated benefits of acquisitions, including expected synergies, will not be realized and other risks described from time to time in Fair Isaac’s SEC reports, including its Annual Report on Form 10-K for the year ended September 30, 2004 and 10-Q for the quarter ended December 31, 2004. If any of these risks or uncertainties materializes, Fair Isaac’s results could differ materially from Fair Isaac’s expectations in these statements. Fair Isaac disclaims any intent or obligation to update these forward-looking statements.

Fair Isaac and FICO are trademarks or registered trademarks of Fair Isaac Corporation, in the United States and/or in other countries. Other product and company names herein may be trademarks of their respective owners.

CONTACT: Fair Isaac Corporation, Minneapolis
Investors & Analysts:
John Emerick or JD Bergquist Wood, 800-213-5542
investor@fairisaac.com

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